UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: January 4, 2023

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Cellectis S.A.

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (No. 333-265826) and Form S-8 (Nos. 333-267760, 333-204205, 333-214884, 333-222482, 333-227717, 333-258514, and 333-267760), to the extent not superseded by documents or reports subsequently filed.

Information contained in this Report

On January 4, 2023, Cellectis S.A. (the “Company”) entered into an amendment agreement (the “Amendment”) to the Sales Agreement dated as of March 29, 2021 (the “Original Sales Agreement”, as amended by the Amendment, the “Sales Agreement”) with Jefferies LLC (“Jefferies”) with respect to an equity offering program (the “Offering”), under which the Company may offer and sell American Depositary Shares (ADS), each ADS representing one ordinary share, having an aggregate offering price of up to $60.0 million from time to time following the date of the Amendment, through Jefferies as its sales agent.

The issuance and sale, if any, of the ADSs by the Company under the Sales Agreement will be made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-265826).

Sales of the Company’s ADSs, if any, in the Offering may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”) from time to time. Jefferies is not required to sell any specific number or dollar amount of securities, but will act as sales agent and use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all ADSs requested to be sold by the Company, consistent with Jefferies’ normal sales and trading practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. Sales may also be conducted, with the Company’s consent, in negotiated transactions.

The Company will pay Jefferies a commission equal to three percent (3.0%) of the gross sales price per ADS sold through Jefferies under the Sales Agreement and also has agreed to provide indemnification and contribution to Jefferies with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

The Company is not obligated to make any sales of ADSs pursuant to the Sales Agreement. The Offering pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all ADSs subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein. Each of the Company and Jefferies may terminate the Sales Agreement at any time upon ten days’ prior notice.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Original Sales Agreement, as amended by the Amendment, copies of which are filed herewith as Exhibits 1.1 and 1.2, respectively, and are incorporated herein by reference. A copy of the legal opinion of Jones Day, the Company’s French counsel, relating to the legality of the issuance of the ordinary shares in the Offering is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

EXHIBITS

Exhibit	Description

1.1*	Sales Agreement, dated as of March 29, 2021, by and between Cellectis S.A. and Jefferies LLC

1.2	First Amendment to the Sales Agreement, dated as of January 4, 2023, by and between Cellectis S.A. and Jefferies LLC

5.1	Opinion of Jones Day

23.1	Consent of Jones Day (included in Exhibit 5.1)

*	Previously filed as an exhibit to the report on Form 6-K (File No. 001-36891), filed with the Securities and Exchange Commission on March 29, 2021, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS SA

Date: January 4, 2023	By:	/s/ André Choulika
André Choulika
Chief Executive Officer